UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ARCHROCK, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

03957W106

(CUSIP Number)

Doug C. Kelly

c/o JDH Capital Holdings, L.P.

1111 Travis Street

Houston, Texas 77002

713-209-2495

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03957W106	Page 2

(1)	Name of Reporting Persons JDH Capital Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,556,683 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,556,683 (1)

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person 17,556,683 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.5% (2)
(14)	Type Of Reporting Person (See Instructions) PN

(1)	Represents 17,556,683 shares of common stock (the “Common Stock”) of Archrock, Inc. (the “Issuer”) held by JDH Capital Holdings, L.P.
(2)

Based on 152,788,049 shares of Common Stock outstanding as of February 16, 2021, as reported on the Issuers Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2021.

CUSIP No. 03957W106	Page 3

(1)	Name of Reporting Persons JDH Capital Company
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,556,683 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,556,683 (1)

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person 17,556,683 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.5% (2)
(14)	Type Of Reporting Person (See Instructions) CO

(1)	Represents 17,556,683 shares of Common Stock held by JDH Capital Holdings, L.P.
(2)

Based on 152,788,049 shares of Common Stock outstanding as of February 16, 2021, as reported on the Issuers Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 23, 2021.

CUSIP No. 03957W106	Page 4

(1)	Name of Reporting Persons Hildebrand Enterprises, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,556,683 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,556,683 (1)

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person 17,556,683 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.5% (2)
(14)	Type Of Reporting Person (See Instructions) PN

(1)	Represents 17,556,683 shares of Common Stock held by JDH Capital Holdings, L.P.
(2)

Based on 152,788,049 shares of Common Stock outstanding as of February 16, 2021, as reported on the Issuers Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 23, 2021.

CUSIP No. 03957W106	Page 5

(1)	Name of Reporting Persons Hildebrand Enterprises Company
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,556,683 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,556,683 (1)

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person 17,556,683 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.5% (2)
(14)	Type Of Reporting Person (See Instructions) CO

(1)	Represents 17,556,683 shares of Common Stock held by JDH Capital Holdings, L.P.
(2)

Based on 152,788,049 shares of Common Stock outstanding as of February 16, 2021, as reported on the Issuers Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 23, 2021.

CUSIP No. 03957W106	Page 6

(1)	Name of Reporting Persons Melinda B. Hildebrand
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,556,683 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,556,683 (1)

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person 17,556,683 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.5% (2)
(14)	Type Of Reporting Person (See Instructions) IN

(1)	Represents 17,556,683 shares of Common Stock held by JDH Capital Holdings, L.P.
(2)

Based on 152,788,049 shares of Common Stock outstanding as of February 16, 2021, as reported on the Issuers Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 23, 2021.

CUSIP No. 03957W106	Page 7

(1)	Name of Reporting Persons Jeffery D. Hildebrand
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,556,683 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,556,683 (1)

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person 17,556,683 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.5% (2)
(14)	Type Of Reporting Person (See Instructions) IN

(1)	Represents 17,556,683 shares of Common Stock held by JDH Capital Holdings, L.P.
(2)

Based on 152,788,049 shares of Common Stock outstanding as of February 16, 2021, as reported on the Issuers Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 23, 2021.

Item 1	Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Archrock Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9807 Katy Freeway, Suite 100, Houston, Texas 77024.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D, originally filed by the Reporting Persons on August 1, 2019 (the “Original Statement,” together with this Amendment, the “Statement”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Statement. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement.

Item 2	Identity and Background.

Item 3	Source and Amount of Funds or Other Consideration.

Item 4	Purpose of Transaction

Item 5	Interest in Securities of the Issuer.

Items 5(a)-(e) this Statement are hereby amended and supplemented as follows:

(a)	As of the date of this Statement, the Reporting Persons beneficially own an aggregate of 17,556,683 shares of Common Stock, or 11.5% of the total number of shares of Common Stock outstanding.

(b)

The shares of Common Stock are held directly by JDH Holdings. Mr. and Mrs. Hildebrand, individually, have the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Stock.

(c)

Calculations of the percentage of shares of Common Stock beneficially owned are calculated in accordance with Rule 13d-3 and assume 152,788,049 shares of Common Stock outstanding as of February 16, 2021, as reported on the Issuers Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 23, 2021. The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference. Except for the transactions set forth in Schedule I, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days. Such transaction was effected through a brokered brokered trade.

(d)

No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7	Materials to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2021

JDH CAPITAL HOLDINGS, L.P.

By:	JDH Capital Company, its general partner
By:	/s/ Doug C. Kelly
Name:	Doug C. Kelly
Title:	Vice President and Treasurer

JDH CAPITAL COMPANY

By:	/s/ Doug C. Kelly
Name:	Doug C. Kelly
Title:	Vice President and Treasurer

HILDEBRAND ENTERPRISES, LP

By:	Hildebrand Enterprises Company, its general partner
By:	/s/ Jeffery D. Hildebrand
Name:	Jeffery D. Hildebrand
Title:	President and Chief Executive Officer

HILDEBRAND ENTERPRISES COMPANY

By:	/s/ Jeffery D. Hildebrand
Name:	Jeffery D. Hildebrand
Title:	President and Chief Executive Officer

JEFFERY D. HILDEBRAND

By:	/s/ Jeffery D. Hildebrand
Name:	Jeffery D. Hildebrand

MELINDA B. HILDEBRAND

By:	/s/ Melinda B. Hildebrand
Name:	Melinda B. Hildebrand

SCHEDULE I

This schedule sets forth information with respect to the transaction of Common Stock that was effectuated by the Reporting Persons through JDH Capital Holdings, L.P. during the past 60 days.

Date	Number of Shares Sold	Price Per Share	How Effected
3/3/2021	4,100,000	$10.10	Block Trade